# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Freight Technologies, Inc., CIK 0001687542
CUSIP: G51413170
Title of class of securities: Ordinary Shares, no par value
Address of issuer's principal executive offices: 2001 TIMBERLOCH PLACE, SUITE 500, THE WOODLANDS, Texas (TX), 77380
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001610520

## Reporting persons
- UBS Group AG: type of reporting person: bank (BK); citizenship or place of organization: Switzerland (V8); sole voting power 0; shared voting power 48,074; sole dispositive power 0; shared dispositive power 48,074; aggregate amount beneficially owned 48,074 (8.4% of the class)

## Item 1. Issuer
Name of issuer: Freight Technologies, Inc.
Address of issuer's principal executive offices: 2001 TIMBERLOCH PLACE, SUITE 500, THE WOODLANDS, TEXAS, 77380.

## Item 2. Person Filing
Name of person filing: UBS Group AG
Address of principal business office or, if none, residence: Bahnhofstrasse 45 PO Box CH-8021, Zurich, Switzerland
Citizenship: Switzerland

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: bank (BK)

## Item 4. Ownership
Amount beneficially owned: 48,074
Percent of class: 8.40%
Sole power to vote or to direct the vote: 0.00
Shared power to vote or to direct the vote: 48,074
Sole power to dispose or to direct the disposition: 0.00
Shared power to dispose or to direct the disposition: 48,074

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: This statement on Schedule 13G is being filed by UBS Group AG on behalf of itself and its wholly owned subsidiaries UBS AG London Branch and UBS Securities LLC.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- UBS Group AG: /s/ Andrew Johnson, Director (11/05/2026)